Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Form S-1 of our reports dated May 15, 2020, with respect to the consolidated financial statements of ImageWare Systems, Inc. (“Company”) as of December 31, 2019 and 2018 and for the two years then ended (which report includes explanatory paragraphs related to the change in the method of accounting for leases and the existence of substantial doubt about the Company’s ability to continue as a going concern) and the effectiveness of ImageWare Systems, Inc.’s internal control over financial reporting as of December 31, 2019.  We also consent to the reference to our Firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Mayer Hoffman McCann P.C.

San Diego, California
December 21, 2020